VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

February 23, 2016

VIA EDGAR

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             Voya Mutual Funds

(File Nos. 033-56094; 811-07428)

Dear Ms. Browning:

This letter responds to comments provided to Kristen Freeman and Jay Stamper on February 5, 2016, by the Staff of the U.S. Securities and Exchange Commission (“Staff”), for Post-Effective Amendment No. 191 (the “Amendment”) to the Registration Statement of Voya Mutual Funds (the “Registrant”) filed on December 23, 2015 to the Registration Statement on Form N-1A for the Registrant. Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

GENERAL

1.                                      Comment:            The Staff requested that the Registrant confirm that all missing or bracketed information in each prospectus or the SAI and any missing exhibits will be included in a subsequent Post-Effective Amendment.

Response:             The Registrant so confirms.

2.                                      Comment:            The Staff requested that the Registrant make all conforming changes in all Prospectuses and SAIs.

Response:             The Registrant will make all conforming changes.

3.                                      Comment:            The Staff noted that material portions of the filing are incomplete, e.g., fee table information. Please provide the Staff with the missing disclosure prior to filing the post-effective amendment.

Response:             It is the Registrant’s understanding that it is general industry practice to file Rule 485(a) filings with the expense tables incomplete as that information is generally not available at the time of filing. The Registrant respectfully declines to provide the complete expense tables prior to filing a post-effective amendment under Rule 485(b), but confirms that these will be completed before the filing goes effective.

4.                                      Comment:            The Staff requested that the Registrant explain how each Fund will use securities lending to achieve its investment objective.

Response:             The Registrant appreciates the Staff’s comment but does not believe such disclosure is specifically required.

5.                                      Comment:            With respect to the use of “Global” or “International” in the name of a Fund, the Staff requested the Registrant expand the disclosure with respect to how each Fund will be invested in countries economically tied throughout the word.

Response:             The Registrant appreciates the Staff’s comment but the Registrant believes that the current disclosure is consistent with the guidance provided by the U.S. Securities and Exchange Commission in footnote 42 of the Investment Company Act release number 24828.

PROSPECTUS

Fees and Expenses of the Fund

6.                                      Comment:            The Staff requested that the Registrant explain the absence of a line item for some funds for “Acquired Fund Fees and Expenses” in their respective Annual Fund Operating Expenses table as required by Instruction 3(f)(i) to Item 3 of Form N-1A, but references are made to “Acquired Fund Fees and Expenses” in footnotes to their Annual Fund Operating Expense tables for nearly all of the funds.

Response:             In complying with Instruction 3(e) to Item 3 with respect to expense reimbursements or fee waivers, the Registrant has included in these footnotes those types of fees that are contractually excluded from these fee waiver arrangements. One of these types of fees is “Acquired Fund Fees and Expenses” and the Registrant includes the disclosure even if a particular fund is not currently investing in another investment company.  The Registrant also confirms that it will include the line item “Acquired Fund Fees and Expenses” in the Annual Fund Operating Expenses table if necessary in the future in accordance with Instruction 3(f)(i) of Item 3 of Form N-1A.

7.                                      Comment:            The Staff requested that the Registrant confirm that the expense ratios reflected in the section entitled “Annual Fund Operating Expenses” include any leverage costs.

Response:             To the extent a Fund did have any leverage costs, the Registrant confirms that such costs would be included in the expense ratios.

8.                                      Comment:            With respect to the footnote regarding waivers and reimbursements to the section entitled “Annual Fund Operating Expenses,” the Staff requested that the Registrant define investment related costs.

Response:             The Registrant appreciates the Staff’s comment but believes that the term “investment-related costs” is sufficiently clear to investors.

9.                                      Comment:            The Staff requested that the Registrant revise the table in the section entitled “Expense Example” to conform to Item 3 of Form N-1A and Instruction C(3)(b) which states that Items 2 through 8 may not include disclosure other than that required or permitted by those Items. Specifically, the Staff requested that the Registrant delete the term “Share Status” from the table.

Response:             The Registrant appreciates the Staff’s comment but believes that pursuant to Rule 421(a) this information, which is set out in a tabular format, is substantially similar to Item 3 and does not provide disclosure other than that permitted by such Item in contravention of Instruction C(3)(b).

Principal Investment Strategies

10.                               Comment:            The Staff requested that the Registrant confirm that all investment types listed in “Principal Investment Strategies” section have corresponding risks in the “Principal Risks” section.

Response:             The Registrant has reviewed the “Principal Risks” and believes that they are appropriate given each Fund’s respective “Principal Investment Strategies.”

11.                               Comment:                                     The Staff requested that the Registrant confirm that the derivatives disclosure for any Fund investing in derivative instruments describes the specific derivative instruments, and their related risks, that the Funds will use to achieve their investment objective.  The above request is to comply with the guidance regarding derivatives disclosures in mutual fund registration statements provided by Barry Miller of the U.S. Securities and Exchange Commission to the Investment Company Institute on or about July 30, 2010.

Response:                                        The Registrant confirms.

12.                               Comment:                                     With regard to derivatives disclosure in the section entitled “Principal Investment Strategies” for all Funds subject to the 80% test under Rule 35d-1, the Staff requested that if a Fund uses derivatives to comply with the 80% name test under Rule 35d-1, the Registrant disclose how the derivatives will be valued (notional or market).

Response:                                        The Registrant confirms that none of the Funds subject to an 80% test under Rule 35d-1 (Voya Emerging Markets Equity Dividend Fund, Voya Global Bond Fund, Voya Multi-Manager Emerging Markets Equity Fund, Voya Multi-Manager International Equity Fund, Voya Multi-Manager International Small Cap Fund, Russia Fund, or Voya Diversified Emerging Markets Debt Fund) uses derivatives to meet their respective 80% test.

13.                               Comment:                                     The Funds’ principal investment strategies indicate that they can invest in credit default swaps; the Staff requested that the Registrant confirm that the Funds would segregate the full notional value of the credit defaults swaps.

Response:                                        The Registrant confirms.

14.                               Comment:                                     The Funds’ principal investment strategies indicate that they can invest in total return swaps; the Staff requested that the Registrant confirms that the Funds would set aside the appropriate amount of segregated assets for these investments.

Response:                                        The Registrant confirms.

Fund Specific Comments

Voya Multi-Manager Emerging Markets Equity Fund

15.                               Comment:                                     The Staff requested that the Registrant include an explanation of how the Fund will use China A shares as part of its Principal Investment Strategies.

Response:                                        The Fund’s principal investment strategies state that the fund will invest in emerging markets. As such, the Registrant believes that the strategy adequately describes the possibility that the Fund may invest in China, among other emerging markets countries. In general, the Registrant believes that investments in EM countries share many common risks, as discussed in the principal risk regarding emerging markets. Investments in China through the HK Connect program also carry unique risks, which is why the registrant has added China-specific risk disclosure that discusses risks associated with investments in China A shares through HK Connect program.

Russia Fund

16.                               Comment:                                     The Staff requested that the Registrant include an explanation in the Fund’s Principal Investment Strategies that the Fund may hedge up to 100% (as noted in the Non-Fundamental Investment Restrictions section in the Statement of Additional Information). In addition please clarify what does “deemed appropriate by the adviser or sub-adviser” mean.

Response:                                        The noted Non-Fundamental Investment Restriction allows the adviser or sub-adviser to determine when hedging up to 100% of the Fund’s assets is an appropriate means of pursuing the Fund’s investment objective. While the Non-Fundamental Investment Restriction permits the Fund to hedge up to 100% of its assets, the Fund does not engage in hedging as a Principal Investment Strategy and therefore no additional disclosure is necessary in the Principal Investment Strategies. In addition, “deemed appropriate by the adviser or sub-adviser” is meant to capture that depending on market conditions, the adviser or sub-adviser would make a determination to what extent, if any, to hedge the Fund’s portfolio.

Principal Risks

17.                               Comment:                                     The Staff requested that the Registrant include a specific risk with respect to exchange-traded funds.

Response:                                        The Registrant believes that the principal risks of investing in exchange-traded funds generally are covered under the risk entitled “Other Investment Companies” in the Fund’s prospectus and statement of additional information.

Statutory Prospectus

18.                               Comment:                                     The Staff requested that the Registrant include disclosure in the “Key Fund Information” section that the Fund is continuously monitoring its borrowing.

Response:                                        The Registrant confirms that it continuously monitors for borrowing; however, it does not believe the requested disclosure is required.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

19.                               Comment:                                     The Staff requested that the Registrant confirm that all principal investment strategies and all non-principal investment strategies and risks are included in the SAI per Item 16(b) and are listed in separate sections.

Response:                                        The Registrant confirms however, it does not believe it necessary to list the risks in separate sections.

20.                               Comment:                                     The Staff requested that the Registrant add a disclosure to the Securities Lending section in the SAI: (1) stating the maximum percentage that each Fund may devote to securities lending; (2) that the Fund bears risk of loss; and (3) that the Board has a fiduciary obligation to recall securities for a proxy vote.

Response:                                        The Registrant appreciates the Staff’s comment and responds as follows: (1) the maximum percentage that a fund may devote to securities lending is stated in each Fund’s Principal Investment Strategies section in the Prospectus; (2) the Principal Risk for Securities Lending in the Prospectus includes disclosure regarding the risk of loss. In addition, the SAI already states that “A Fund might experience a loss if the financial institution defaults on the loan;” and (3) the Registrant appreciates the Staff’s comment but believes the current disclosure in the SAI is sufficient.

21.                               Comment:                                     With respect to the discussion of borrowing in the Fundamental Investment Restrictions — Voya Emerging Markets Equity Fund, the Staff asked if the Fund has a percentage of assets that the Funds would borrow and if so, to please include disclosure as to that amount.

Response:                                        The Registrant appreciates the Staff’s comment but believes that the current disclosure is adequate as the 1940 Act restricts the amount the Funds may borrow for investment purposes.

22.                               Comment:                                     If the Funds may pledge, mortgage, or hypothecate assets to secure borrowings, please disclose this as a non-fundamental investment policy and state fully how the Funds may engage in that policy and may not exceed 1940 Act limits.

Response:             The Registrant appreciates the Staff’s comment but believes this is not required by Form N-1A.

23.                               Comment:            To the extent a Fund can engage in leverage, consider adding a Non-Fundamental Policy that a Fund will not engage in leverage if outstanding borrowing exceeds 5%. If it will, please include in the Prospectus.

Response:             The Registrant appreciates the Staff’s comment, but respectfully declines.

* * * * * * * * * * * *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
Voya Investment Management

Attachment

cc:  Huey P. Falgout, Jr., Esq.

Voya Investments, LLC

Elizabeth J. Reza, Esq.

Rope& Gray LLP

APPENDIX A

Voya Investment Management

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

February 23, 2016

VIA EDGAR

Ms. Kimberly Browning

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	Voya Mutual Funds
(File Nos. 033-56094; 811-07428)

Dear Ms. Browning:

Voya Separate Portfolios Trust (the “Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the U.S. Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrants will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

Huey P. Falgout, Jr.

Senior Vice President and Chief Counsel

Voya Funds

Attachments

cc:   Elizabeth J. Reza, Esq.